ALSTON&BIRD LLP

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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com

April 13, 2011

VIA EDGAR AND OVERNIGHT MAIL

Ms. Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, DC  20549-6010

Re:	Clarion Partners Property Trust Inc.
File No. 333-164777

Dear Ms. Gowetski:

This letter sets forth the response of our client, Clarion Partners Property Trust Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated March 22, 2011 that relate to Amendment No. 6 to the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 7”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1)            Comment:             Please clarify whether your dealer manager will continue to participate as your dealer manager after the acquisition of Clarion Partners and whether your dealer manager is obligated to continue pursuant to the terms of the dealer manager agreement. If not, please clarify whether you have identified another company to take over this role.

Response:             ING Investments Distributor, LLC will continue as the Issuer’s dealer manager following the closing of the acquisition of Clarion Partners and the Issuer’s dealer manager agreement filed as an exhibit to the Registration Statement will continue following the closing.  The Issuer has revised the disclosure on page 11 in response to the Staff’s comment.

Investment Objectives and Strategy, page 50

2)            Comment:             We note that the acquisition of Clarion Partners is subject to “customary closing conditions, including consents to be obtained from Clarion Partners’ investment management clients.” Please briefly describe these “customary closing conditions” and disclose the number of consents to be obtained.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Response:             The Issuer has revised the disclosure on page 51 in response to the Staff’s comment.

3)            Comment:             Please briefly explain why you believe it would be beneficial for your senior management to hold a significant equity interest in your sponsor. Additionally, please explain why you believe Lightyear Capital’s financial support and reputation will help you grow your real estate investment management business.

Response:             The Issuer has revised the disclosure on page 51 in response to the Staff’s comment to explain why it would be beneficial for its senior management to hold a significant equity interest in its sponsor.  The Issuer has deleted the sentence related to Lightyear Capital’s financial support and reputation.

4)            Comment:             We note that Lightyear Capital will hold a controlling interest in Clarion Holdings LLC and will be considered a promoter upon the acquisition of Clarion Partners. Please identify the individuals that have investment control and dispositive power with respect to Lightyear Capital in this section and in the ownership structure chart on page 19. In addition, please disclose when Lightyear was formed and describe its experience investing in the types of real estate properties and real estate related assets in which you seek to invest. Please revise your disclosure accordingly or confirm that you will provide such information in a post-effective amendment to your registration statement in connection with this fundamental change.

Response:             The Issuer has revised the disclosure on pages 19-20 and 50-51 in response to the Staff’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	Ms. Stacie D. Gorman, Division of Corporation Finance
Mr. Edward L. Carey, Clarion Partners Property Trust Inc.
Mr. Douglas L. DuMond, Clarion Partners Property Trust Inc.
Mr. Nathaniel Kiernan, ING Clarion Partners, LLC
Mr. Jason W. Goode, Alston & Bird LLP